Exhibit 99.4

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP DECLARES QUARTERLY CASH DIVIDEND OF CAD$0.005

VANCOUVER, British Columbia – May 23, 2014 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today announced that its Board of Directors has declared a quarterly dividend of CAD$0.005 per share (CAD$0.02 per share on an annual basis) to be paid on or before July 18, 2014, to shareholders of record at the close of business June 30, 2014. The dividends are considered eligible dividends for Canadian tax purposes.

About Silvercorp
Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca